                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)



                    CARDIODYNAMICS INTERNATIONAL CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    141597104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                          CardioDynamics Holdings, LLC
                                c/o Steve Dechant
                              Del Mar Country Club
                                  P.O. Box 9660
                            Rancho Santa Fe, CA 92067
                                 (619) 759-5990
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 26, 1997
-------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                         (Continued on following pages)

                               Page 1 of 13 Pages

CUSIP No. 141597104             SCHEDULE 13D   Page     2    of     13    Pages
         ---------------------                       --------    --------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          CARDIODYNAMICS HOLDINGS, LLC
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
              AF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
              California
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                        20,340,490
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                         0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                       15,782,243
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                   0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
              20,304,490
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
              63.5%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
              OO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               Page 2 of 13 Pages

CUSIP No. 141597104             SCHEDULE 13D   Page     3    of     13    Pages
         ---------------------                       --------    --------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          ALLEN PAULSON
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
              PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
              USA
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                        4,646,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                         20,304,490
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                       20,428,243
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                   0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
              24,950,490
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
              78.0%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
              IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               Page 3 of 13 Pages

CUSIP No. 141597104             SCHEDULE 13D   Page     4    of     13    Pages
         ---------------------                       --------    --------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          JAMES GILSTRAP
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
              PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
              USA
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                        1,046,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                         20,304,490
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                       1,046,000
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                   0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
              21,350,490
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
              66.7%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
              IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               Page 4 of 13 Pages

CUSIP No. 141597104             SCHEDULE 13D   Page     5    of     13    Pages
         ---------------------                       --------    --------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          NICHOLAS DIACO
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
              PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
              USA
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                        276,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                         20,304,490
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                       276,000
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                   0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
              20,580,490
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
              64.1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
              IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               Page 5 of 13 Pages

CUSIP No. 141597104             SCHEDULE 13D   Page     6    of     13    Pages
         ---------------------                       --------    --------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          JOSEPH DIACO
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
              PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
              USA
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                        0
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                         20,304,490
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                       0
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                   0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
              20,304,490
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
              63.5%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
              IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!




                               Page 6 of 13 Pages

ITEM 1.  SECURITY AND ISSUER

     The class of securities to which this Statement relates is the common stock (the "Common Stock") of CardioDynamics International Corporation, a California corporation ("Issuer"), whose address is 6155 Cornerstone Court East, Suite 125, San Diego, California 92121.


ITEM 2.           IDENTITY AND BACKGROUND

     Pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby jointly file this amended statement on Schedule 13D ("Statement") on behalf of CardioDynamics Holdings, LLC ("LLC"), a California limited liability company, Allen Paulson, a Member of LLC, James Gilstrap, a Member of LLC, Nicholas Diaco, a Member of LLC, and Joseph Diaco, a Member of LLC. The foregoing persons are sometimes hereinafter referred to collectively as the "Reporting Persons." The Reporting Persons are making this single, joint filing to comply with the reporting requirements with respect to Common Stock of the Issuer that each beneficially owns. With respect to Mr. Paulson's 4,646,000 privately beneficially-owned shares of Common Stock, this is also a group filing (Paulson and LLC).

     A.   CardioDynamics Holdings, LLC

          (a)  CardioDynamics Holdings, LLC.

          (b) LLC's business address is c/o Del Mar Country Club, P.O. Box 9660, Rancho Santa Fe, California 92067.

          (c) LLC's business is to acquire and own the Common Stock and other securities of Issuer as reported in this Statement.

          (d)-(e) LLC has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) LLC is a limited liability company formed under the laws of California.

     B.   Allen Paulson -- Member of LLC

          (a)  Allen Paulson.

          (b)  Residence address: 6001 Clubhouse Drive, Rancho Santa Fe, CA
               92067.

          (c)  Present principal occupation: private investor.

          (d)-(e) Allen Paulson has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.




                               Page 7 of 13 Pages

          (f)  Citizenship: USA.


     C.   James Gilstrap -- Member of LLC

          (a)  James Gilstrap.

          (b)  Residence address: 5067 Shore Drive, Carlsbad, CA 92008.

          (c)  Present principal occupation: private investor.

          (d)-(e) James Gilstrap has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Citizenship: USA.

     D.   Nicholas Diaco -- Member of LLC

          (a)  Nicholas Diaco.

          (b)  Business address: 1301 20th St., Suite 400, Santa Monica, CA
               90404.

          (c) Present principal occupation: Physician; Cardiology Consultants of Santa Monica, 1301 20th St., Suite 400, Santa Monica, CA 90404.

          (d)-(e) Nicholas Diaco has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Citizenship: USA.

     E.   Joseph Diaco -- Member of LLC

          (a)  Joseph Diaco.

          (b)  Business address: 4700 N. Habana, Suite 403, Tampa, FL 33614.

          (c)  Present principal occupation: Physician.

          (d)-(e) Joseph Diaco has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Citizenship: USA.

                               Page 8 of 13 Pages

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


         LLC used $2,875,000 contributed by its four Members (from their personal funds) to purchase the securities set forth in Item 5(a) of this Statement.

         Allen Paulson used $1,156,500 of his personal funds to purchase 4,626,000 of the shares of outstanding Common Stock within the 4,646,000 shares of Common Stock set forth in Item 5(a) of this Statement. Any exercises of outstanding stock options would also be from his personal funds.

         James Gilstrap used $219,000 of his personal funds to purchase 876,000 of the shares of outstanding Common Stock within the 1,046,000 shares of Common Stock set forth in Item 5(a) of this Statement. Any exercises of outstanding stock options would also be from his personal funds. Also, he earlier received 150,000 shares of Common Stock from Issuer as a fee for services in connection with LLC's February 1995 investment in Issuer.

         Nicholas Diaco used $1,500 of his personal funds to purchase 6,000 of the shares of outstanding Common Stock within the 276,000 shares of Common Stock set forth in Item 5(a) of this Statement. Any exercises of outstanding stock options would also be from his personal funds. Also, he earlier received 150,000 shares of Common Stock from Issuer as a fee for services in connection with LLC's February 1995 investment in Issuer.

ITEM 4.           PURPOSE OF TRANSACTION

         LLC acquired control of Issuer through election of a majority of Issuer's Board of Directors on May 15, 1995, and retains that control. The individual Reporting Persons' acquisitions of securities have been for investment purposes.

                  (a) See Items 6.d, 6.e, 6.i and 6.j, which are incorporated herein by reference. With respect to acquisitions by other Reporting Persons, see Item 5(c)(4), discussed below.

                  (b)      None.

                  (c)      None.

                  (d)      None (see previous Statement).

                  (e)      None.

                  (f)      None.

                  (g)      None.

                  (h)      None.

                  (i)      None.

                  (j)      None.

         The Members of LLC have no such plans or proposals, or purposes, apart from LLC's.

                               Page 9 of 13 Pages

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

     (a) LLC beneficially owns 15,682,243 shares of Common Stock outright, and beneficially owns (by virtue of its sole voting power) an additional 4,522,247 shares of Common Stock owned by others which LLC holds irrevocable proxies to vote. LLC also beneficially owns, by virtue of its right to acquire them from Issuer, 100,000 shares of Common Stock issuable upon conversion of the Fifth Amended and Restated Secured Convertible Promissory Note. Together, all this represents 63.5% of the Common Stock under the Rule 13d-3(d)(1) calculation (with 31,872,628 shares outstanding today).

     Other than through the LLC, the Members have no such beneficial ownership except for 4,646,000 shares beneficially owned by Mr. Paulson, 1,046,000 shares beneficially owned by Mr. Gilstrap and 276,000 shares beneficially owned by Mr.
N. Diaco. Together, the LLC and its Members beneficially own 81.7% of the Issuer's Common Stock.

     Together, LLC and Mr. Paulson beneficially own 78.0% of the Issuer's Common Stock.

     (b) The Reporting Persons' voting and dispositive power is set forth in the cover pages under items 7-10 on pages 2-6 of this Statement. Each of Mr. Paulson, Mr. Gilstrap and Mr. N. Diaco has sole voting power and sole dispositive power for his respective Issuer shares. In addition, each Member of LLC has given Mr. Paulson a proxy to vote his respective LLC interests. Mr. Paulson has a sufficient interest in the LLC, even without the proxies, to control the disposition of LLC's Issuer shares.

     (c) No other transactions in the Common Stock were effected by LLC, Mr. Paulson or any of the other Members since the filing of LLC's Amendment No. 3 to
Schedule 13D, except for the following:

                  (1) From April 1 through June 11, 1996, LLC exercised (in eight separate installments) its right to make $1,800,000 of further advances under the Third Amended and Restated Convertible Promissory Note.

                  (2) On June 12, 1996, LLC converted $1,800,000 principal amount of the Third Amended and Restated Secured Convertible Promissory Note into 7,200,000 unregistered shares of Common Stock. This resulted in Issuer issuing to LLC as of June 30, 1996 the Fourth Amended and Restated Secured Convertible Promissory Note in place of the Third Amended and Restated Secured Convertible Promissory Note.

                  (3) As of February 1, 1997, the Company and LLC amended various terms of the Fourth Amended and Restated Secured Convertible Promissory Note. This resulted in Issuer issuing to LLC the Fifth Amended and Restated Secured Convertible Promissory Note in place of the Fourth Amended and Restated Secured Convertible Promissory Note.

                  (4) Pursuant to Issuer's 1995 Stock Option/Stock Issuance Plan, each of Messrs. Paulson, Gilstrap and N. Diaco has, on the last day of each month beginning August 1995, been automatically granted options to purchase 1,000 shares of Issuer Common Stock, with an exercise price equal to the fair market value of such stock as of each such date, in respect of his service as a non-employee director. Such automatic option grants were not considered to constitute beneficial ownership of the underlying shares until June 12, 1996, when Issuer's shareholders voted to approve such Plan. Through March 31, 1997, each of Messrs. Paulson, Gilstrap and N. Diaco has received automatic option grants for a per-person total of 20,000 shares.


                               Page 10 of 13 Pages

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         (a) The relationship among the Members of LLC is governed by the Operating Agreement of LLC, as amended from time to time.

         (b) Purchase Agreement. See Item 7.c.

         (c) Amendment of Purchase Agreement. See Item 7.m.

         (d) Fourth Amended and Restated Secured Convertible Promissory Note (convertible into Common Stock, currently at $0.25 per share; also provides a matching purchase right in favor of LLC in the event of Common Stock issuances by Issuer). Secured by all assets of Issuer. See Items 7.d, 7.j, 7.k, 7.n and 7.o.

         (e) Fifth Amended and Restated Secured Convertible Promissory Note (convertible into Common Stock, currently at $0.25 per share; also provides a matching purchase right in favor of LLC in the event of Common Stock issuances by Issuer). Secured by all assets of Issuer. See Items 7.d, 7.j, 7.k, 7.n, 7.o and 7.p.

         (f) Agreement and Irrevocable Proxy (five-year proxy to LLC from DaVinci Scientific Corporation -- 3,902,956 shares of Common Stock; includes an agreement to vote such shares so as to cause the election of one nominee of DaVinci Scientific Corporation as a director of Issuer). See Item 7.e. Now applicable to those shares in the hands of various transferees.

         (g) Agreement and Irrevocable Proxy (five-year proxy to LLC from Dr. L.S. Smith -- 96,291 shares of Common Stock currently outstanding and 120,365 shares of Common Stock issuable upon exercise of warrants). See Item 7.f.

         (h) Agreement and Irrevocable Proxy (five-year proxy to LLC from Dallas Gold & Silver Exchange, Inc. -- 523,000 shares of Common Stock). See Item 7.g.

         (i) Agreement of Right of First Refusal (Dr. L.S. Smith in favor of LLC for three years). See Item 7.h.

         (j) Agreement of Right of First Refusal (Dallas Gold & Silver Exchange, Inc. in favor of LLC for three years). See Item 7.i.

         (k) Investment Agreement. See Item 7.l.

         (l) 1995 Stock Option/Stock Issuance Plan of Issuer, as amended through August 15, 1995 (entitling each non-employee director of Issuer to automatic grants of 1,000 stock options on the last day of each month of service beginning August 1995). Messrs. Paulson, Gilstrap and N. Diaco are non-employee directors of Issuer. See Item 7.q.

         The Members have no such contracts, arrangements, understandings or relationships.


                               Page 11 of 13 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         a. Letter dated January 6, 1995 from Messrs. Paulson, Gilstrap and Walters to Messrs. Tate and Schmeltzer (previously filed).

         b. Letter dated February 6, 1995 from Arter & Hadden to Messrs. Paulson, Gilstrap and Walters (previously filed).

         c. Purchase Agreement dated February 7, 1995 between LLC and Issuer (previously filed).

         d. Secured Convertible Promissory Note dated February 7, 1995 from Issuer to LLC (previously filed).

         e. Agreement and Irrevocable Proxy dated February 2, 1995 between LLC and DaVinci Scientific Corporation (previously filed).

         f. Agreement and Irrevocable Proxy dated February 7, 1995 between LLC and Dr. L.S. Smith (previously filed).

         g. Agreement and Irrevocable Proxy dated February 7, 1995 between LLC and Dallas Gold & Silver Exchange, Inc. (previously filed).

         h. Agreement of Right of First Refusal dated February 7, 1995 between LLC and Dr. L.S. Smith (previously filed).

         i. Agreement of Right of First Refusal dated February 7, 1995 between LLC and Dallas Gold & Silver Exchange, Inc. (previously filed).

         j. First Amended and Restated Secured Convertible Promissory Note from Issuer to LLC, as amended March 30, 1995 (previously filed).

         k. Second Amended and Restated Secured Convertible Promissory Note from Issuer to LLC, as amended May 19, 1995 (previously filed).

         l. Investment Agreement, as amended, dated as of April 12, 1995 between Issuer and LLC (previously filed).

         m. Amendment of Purchase Agreement, dated March 31, 1996 between LLC and Issuer (previously filed).

         n. Third Amended and Restated Secured Convertible Promissory Note from Issuer to LLC, as amended March 31, 1996 (previously filed).

         o. Fourth Amended and Restated Secured Convertible Promissory Note from Issuer to LLC, as amended as of June 30, 1996.

         p. Fifth Amended and Restated Secured Convertible Promissory Note from Issuer to LLC, as amended as of February 1, 1997.

         q. 1995 Stock Option/Stock Issuance Plan of Issuer, as amended through August 15, 1995.

         r. Agreement of Joint Filing, dated April 7, 1997 among LLC and Messrs.
A. Paulson, J. Gilstrap, N. Diaco and J. Diaco.

                               Page 12 of 13 Pages

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 7, 1997                               CARDIODYNAMICS HOLDINGS, LLC


                                                By:/s/ Allen Paulson
                                                   --------------------------
                                                       Allen Paulson, Member


                                                By:/s/ James Gilstrap
                                                   --------------------------
                                                       James Gilstrap, Member


                                                /s/ Allen Paulson
                                                -----------------------------
                                                ALLEN PAULSON


                                                /s/ James Gilstrap
                                                -----------------------------
                                                JAMES GILSTRAP


                                                /s/ Nicholas Diaco
                                                -----------------------------
                                                NICHOLAS DIACO


                                                /s/ Joseph Diaco
                                                -----------------------------
                                                JOSEPH DIACO


Attention:   Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                                  EXHIBIT INDEX


         7.o. Fourth Amended and Restated Secured Convertible Promissory Note from Issuer to LLC, as amended as of June 30, 1996.

         7.p. Fifth Amended and Restated Secured Convertible Promissory Note from Issuer to LLC, as amended as of February 1, 1997.

         7.q. 1995 Stock Option/Stock Issuance Plan of Issuer, as amended through August 15, 1995.

         7.r.     Agreement of Joint Filing.